

August 22, 2014

Via E-mail
Mr. Curtis D. McClellan
Chief Financial Officer
ClubCorp Holdings, Inc.
3030 LBJ Freeway, Suite 600
Dallas, TX 75234

> **Re: ClubCorp Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 21, 2014**
> **File No. 1-36074**

Dear Mr. McClellan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013
Critical Accounting Policies and Estimates, page 67
Expected Life of an Active Membership, page 67

1.   We note from your revenue recognition critical accounting policy that at the majority of your private clubs, members are expected to pay an initiation fee or deposit upon acceptance as a member to the club for which revenue related to the initiation fee is recognized over the expected life of an active membership. We note for initiation deposits, the difference between the amount paid by the member and the present value is deferred and recognized over the expected life of an active membership. In this regard, please tell us and revise your critical accounting policies to disclose the expected lives or range of expected lives of active memberships for purposes of recognizing revenue associated with initiation fees and deposits for each of the periods presented in your financial statements. Your revised discussion should address attrition rates and how they

are used in determining the expected lives of active memberships. You may consider using sensitivity analyses to assist with your discussion. Additionally, for each period presented, please tell us whether there have been any material changes in your estimates as a result of attrition rates differing from enrollment rates and the income statement effect, if any.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Jean Yu, Review Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief